UNITED STATES
	                 SECURITIES AND EXCHANGE COMMISSION
	                       Washington, D.C.  20549

                             	SCHEDULE 13D

              	Under the Securities Exchange Act of 1934
	                    (Amendment No.             )*


	                            Rich Coast Inc.
                            (Name of Issuer)


	                     Common Stock, $.001 par value
                      (Title of Class of Securities)


	                             762901 10 6
                             (CUSIP Number)

             	 Donna A. Key, Esq. c/o Key & Mehringer, P.C.,
	   555 17th Street, Suite 3405, Denver, Colorado 80202      (303) 295-2300
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


	           10/31/95, 1/15/96, 5/9/96/, 7/20/97, 7/30/97, 9/8/97
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762901 10 6

1.	Name of Reporting Person
   Social Security or I.R.S. Identification No. of above Person
   Robert W. Truxell (SS# ###-##-####)

2.	Check the Appropriate Box If a Member of a Group
	  ___ A
	  ___ B

3.	Sec Use Only

4.	Source of Funds
   PF, OO

5.	Check box if disclosure of legal proceedings is required pursuant to
   Items 2(d) or 2(e)____

6.	Citizenship or Place of Organization
   US citizen

        Number of 	                   7.  Sole Voting Power
        Shares 	                             1,127,201
        Beneficially
        Owned by 	                    8.  Shared Voting Power
        Each 	                               2,978,647
        Reporting
        Person	                       9.  Sole Dispositive Power
        With                                 1,127,201

                                     10.  Shared Dispositive Power
                                             2,978,647
11.	Aggregate Amount Beneficially Owned by Reporting Person
             4,105,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*____

13.	Percent of Class Represented by Amount in Row (11)
             20.1%

14.	Type of Reporting Person*
             IN

                  	*SEE INSTRUCTIONS BEFORE FILLING OUT!
	      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.	Security and Issuer

        Common Stock, $.001 par value per share
        Rich Coast Inc.
        10200 Ford Road
        Dearborn, MI 48126

Item 2.	Identity and Background

    (a)	The Reporting Person is Robert W. Truxell

    (b)	The mailing and business address of the Reporting Person is:
        10200 Ford Road
        Dearborn, MI 48126

    (c)	Robert W. Truxell has been Chairman of the Board and Director since
        January 1996 (employment at address listed in Item 2(b)).

    (d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f)	Robert W. Truxell is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        1,383,200 shares were acquired pursuant to the Merger Agreement dated 10/31/95 between the Issuer and Waste Reduction Systems ("WRS"). The Reporting Person surrendered 351.50 shares of WRS in exchange for 1,383,200 shares of the Issuer. The remaining 2,722,648 shares beneficially owned by the Reporting Person are held as options or warrants which were granted to Robert Truxell by the issuer in connection with services performed by him. These options and warrants are exercisable at prices ranging from $0.18 per share to $0.25 per share. See Attachment for a complete list of grant dates and exercise prices for these options and warrants. If and when the Reporting Person exercises these options and warrants, he intends to use personal funds for the exercise price.


Item 4		Purpose of Transaction

        The purpose of this filing is to report acquisitions of the Issuer's securities by the Reporting Person. Such acquisitions occurred as a result of a merger involving the Issuer and through the grant by the Issuer of stock options and warrants.

Item 5		Interest in the Securities of the Issuer

    (a)	The Reporting Person owns 1,383,200 shares and options and warrants to acquire 1,595,447 shares (held by Robert W. Truxell and Linda C. Truxell jointly), and options and warrants to acquire 1,127,201 shares (held by Robert W. Truxell individually), resulting in beneficial ownership by the Reporting Person of an aggregate of 4,105,848 shares, representing approximately 20.1% of the Issuer's outstanding common stock as of January 30, 1998.

    (b)	The Reporting Person has the power to vote, direct the vote of, dispose of, and direct the disposition of 4,105,848 shares of common stock.

    (c)	No transactions in the Issuer's common stock have been effected in the last 60 days by the reporting Person.

    (d)	No other person has rights with respect to the securities beneficially owned by the Reporting Person.

    (e)	Not Applicable

Item 6		Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        None

Item 7.	Material to be Filed as Exhibits

        None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 23, 1998


                                                  ________________________
                                                  Robert W. Truxell

                     	ATTACHMENT TO SCHEDULE 13D

	                         OPTIONS & WARRANTS
	                              HELD BY

	                          ROBERT W. TRUXELL


                          Shares Underlying
Date of Grant    	       Options or Warrants              	Exercise Price

1/15/96                    400,000 Shares             	    $.25

5/09/96                    100,000 Shares             	    $.25

7/20/97                    194,701 Shares                 	$.20

7/20/97                    232,500 Shares                 	$.20

7/20/97                    563,099 Shares *                $.20

7/30/97                  1,032,348 Shares *               	$.20

9/08/97                    200,000 Shares                 	$.18

*	Held jointly by Robert and Linda Truxell